Exhibit 99.2

Fiscal Year Ended February 2026 Earnings Presentation

～Toward becoming a Platform Provider～

Micware Co., Ltd. (Nasdaq: MWC)

July 2026

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results, and future development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth and expansion plan, including our ability to meet our goals; current and future economic and political conditions; our ability to compete in our industry; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our brand awareness; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; trends in our industry; and other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Registration Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

FY2026 Overview



Mr. Kenji Narushima

Representative Director, President,
Chairman, Founder, and Chief Executive Officer



3

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware at a Glance: FY2026 Financial Highlights

$140.3M Revenue +0.1% YoY	**$51.6M** Gross Profit +5.1% YoY	**36.8%** Gross Margin % +1.8% pts YoY
$15.1M Operating Profit +5.6% YoY	**$15.6M** Adjusted Operating Profit[1] +2.0% YoY	**$10.3M** Net Income[2] +17.0% YoY



Software-related Services
$7.3M
Licensing
$20.7M
REVENUE BY SERVICE LINE
Software Development Services
$112.3M



Location-Based Services ("LBS")
$45.6M
REVENUE BY SEGMENT[4]
Software Defined Vehicles ("SDV")
$102.7M

All figures reflect growth based on USD results; USD/JPY rates were **$1=¥150.64** for FY2025 and **$1=¥156.05** for FY2026

Note: FY 2026 refers to the fiscal year ended February 28, 2026. All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.
(1) In evaluating its business, the Company uses certain non-GAAP measures as supplemental measures to review and assess its operating and financial performance, including Adjusted Operating Profit. Adjusted Operating Profit is a non-GAAP financial measure that is defined as operating profit plus one-time listing-related and other transformation expenses incurred in connection with the Company's IPO and corporate transformation initiatives. Management uses Adjusted Operating Profit as a benchmark measurement of its own operating results, and as a benchmark relative to its competitors. Adjusted Operating Profit is not a measure of financial performance under accounting principles generally accepted in the United States ("U.S. GAAP") and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Furthermore, this metric is not indicative of the Company's overall results or indicators of past or future financial performance. The way the Company measures Adjusted Operating Profit may not be comparable to similarly titled measures presented by other companies. See the Appendix for a reconciliation of the Company's operating profit, which the Company believes is the most directly comparable U.S. GAAP measure.
(2) Refers to net income attributable to the Company's ordinary shareholders.

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.
4

Micware at a Glance: FY2026 Key Takeaways

1 Sustainable Margin Expansion Driving Profit Growth

Our gross margin improvement of +1.8% pts YoY to 36.8%, resulting in record-high margins and sustainable profitability rather than one-off gains.

2 Profitable Growth While Accelerating Strategic R&D Investment

Even with a significant +40.0% YoY increase in R&D expenses, both operating profit and adjusted operating profit expanded, demonstrating the ability to fund future innovation while maintaining and expanding earnings.

3 Deep Original Equipment Manufacturers ("OEMs") Integration Positions Us for SDV Growth

Strong, long-term relationships with leading global OEMs, particularly those with long development cycles, underscore the ability to secure recurring and follow-on projects in the evolving SDV space.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware at a Glance: Where We Are Headed

Developer	Supplier	Platform Provider



Founded in Kobe, Japan as a small team focused on developing **car audio** and **navigation systems**

2003



Recognized as one of the **leading Japan-based in-vehicle infotainment ("IVI") Tier 1 software suppliers**

~2024



Scaled into a **global team** with **around 600 members** worldwide[1]

2026

- **Build a strong platform for the evolving mobility solutions**
- **Accelerate global expansion**
- **Capture new opportunities**
- **Create long-term value by expanding beyond traditional boundaries**

Driving Long-Term Value Through Technology and Execution

Note: (1) Approximate employee headcount as of June 11, 2026

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware at a Glance: DynaPlanet, an Intelligent 3D Platform

Dynamic Street Map and Market Place (DSMM)

DynaPlanet

DynaPlanet

Dynamic Street Map and Market Place (DSMM) will be renamed **DynaPlanet** as part of our ongoing strategic evolution[1]

DynaPlanet is an intelligent 3D platform designed for the AI era.
Location-based multimedia content (text, images, audio, 3D) is unified by AI into a single ecosystem, where new value and experiences continuously circulate.

Portfolio of Offerings

DynaPlanet

World Heritage Site Himeji Castle
– 3D Platform Demonstration


Himeji Castle
JAPAN

PreSpot[2]

A 3D stadium reservation app that allows users to preview the views from selected seats before booking.

Prepare your spot before you are there

Note:
(1) Effective as of July 1, 2026
(2) Released on July 1, 2026

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware at a Glance: Business Segment

Development and licensing of in-vehicle navigation software systems, and **other geographic data-based services** for B2B customers, mainly serving end users

Location-Based Services





Software Defined Vehicles

Development and sale of software systems designed for SDV, including **IVI system software** and **other mobility-enhancing software products**



Other

Primarily comprises **software development services designed for SDV**, and **B2C mobile app services** unrelated to in-vehicle navigation

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Looking ahead: Future Growth Investment Priorities

Strategic Allocation of Capital by Business Segment

Software Defined Vehicles

30%

Key Product
micAuto-PF

Maintain and expand our established automotive software platform business

IPO Net Proceeds[1] + Cash from Operations

Location-Based Services

70%

Key Product
DynaPlanet
(formerly known as "DSMM")

Accelerate development of scalable recurring-revenue businesses

Allocation of IPO Proceeds

- Approximately **44%** for our DynaPlanet project and the expansion of micAuto-PF, including the commercialization and scaling of DynaPlanet and micAuto-PF, strategic investments to strengthen technologies, service offerings, and market access related to DynaPlanet and micAuto-PF, the development and expansion of our service line-up, and the enhancement of foundational technologies that support DynaPlanet and micAuto-PF;
- Approximately **36%** for general corporate purposes, including working capital as well as operating expenses;
- Approximately **12%** for strategic investments within our SDV and LBS segments, other than the DynaPlanet and micAuto-PF-related initiatives described above, that offer complementary technologies, services, or market access to strengthen our competitive position; and
- Approximately **8%** for marketing and advertising.

Note: (1) Includes the Underwriter's full exercise of its over-allotment option on May 27, 2026, in connection with the IPO.

9

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Looking ahead: Growth Strategies

Growth Strategies

1. Evolve from an IVI Tier 1 Software Supplier to SDV Tier 1 Software Supplier

Strengthen and deepen long-term partnerships with OEMs and Tier 1 Suppliers

- Expand upstream participation with existing OEM clients
- Pursue new OEM engagements in Japan and potentially overseas
- Enhance micAuto-PF platform by expanding codebase and accelerating development

Accelerate talent acquisition and retention through geographic and industry expansion

- Expand presence in key Japanese cities and explore international talent hubs
- Focus on mid-career professionals from adjacent sectors, such as electronics, robotics, or aerospace

Transition toward Advanced Driver Assistance Systems (ADAS)/Autonomous driving (AD) integration and software packaging

- Enter ADAS and AD domains leveraging IVI foundation to create integrated cockpit-to-driving solutions

Strengthen business and technical development capabilities

- Broaden technical capabilities to support growing quality and safety requirements in modern vehicle software development
- Invest in the development of all key IVI software components in-house

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Looking ahead: Growth Strategies

Growth Strategies

2. Expand and Monetize the DynaPlanet 3D Platform

DynamicShareMap is a consumer-facing digital platform that aggregates, curates, and monetizes location-based multimedia content. It is currently available in the Microsoft Store and Google Play Store.

- Enables a consumer-facing marketplace for location-based digital assets, diversifying revenue streams beyond OEMs
- Builds a scalable digital mapping platform by aggregating and transforming edge-source data into a dynamic 3D street map
- Monetizes through transaction commissions and third-party licensing fees
- Supported by partnerships such as Vizzion Enterprises, Inc., providing camera data in more than 30 countries outside Japan

Strategic Initiatives

01	Transform digital mapping business into recurring revenue models
02	Pursue B2B and Business-to-Government opportunities for DynaPlanet in new and overseas markets
03	Increase internal data acquisition capabilities by collecting spatial information for DynaPlanet

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

FY2026 Financial Results



Mr. Takuma Segawa

Chief Financial Officer



12

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Micware at a Glance: Recent Key Milestones

June 2026

Rang the **Nasdaq Closing Bell** in celebration of our recent initial public offering (“IPO”)

May 2026

Listed on the **Nasdaq Global Market**, raising **$22.8 million** gross proceeds

Received **Honda's "Excellent Appreciation Award (Development Division)"**

The Underwriter of the IPO exercised its **full over-allotment option**, resulting in additional gross proceeds of **$3.4 million** and total gross proceeds of **$26.2 million**

Mar 2026

Launched **Dynamic Share Map**, a consumer-facing digital map based on our new technology, DynaPlanet

Dec 2025

Further **expanded our global presence** and opened our **New York office**


Supplier Award
2026
HONDA
Honda’s Award


NASDAQ CONGRATULATES
Micware Co. Ltd.
ON ITS NASDAQ DEBUT
AND WELCOMES THE COMPANY
TO THE NASDAQ FAMILY
micware
MWC NasdaqListed
Nasdaq
Listing on the Nasdaq


micware
Nasdaq
Celebrating at the Bell Ringing Ceremony


Dynamic Share Map

13

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

FY2026 Financial Highlights

Revenue

US$ Million



116.9
19.9%
140.2
0.1%
140.3
FY2024 Audited
USD/JPY rate
$1=¥149.90
FY2025 Audited
USD/JPY rate
$1=¥150.64
FY2026 Audited
USD/JPY rate
$1=¥156.05

FY 2026 Key Drivers

Revenue grew +3.7% YoY on a JPY basis

Software Development Services | +2.0% on a JPY basis

The increase mainly reflected higher SDV revenue from the shift to a successor vehicle model development project, as well as higher LBS revenue from connected mobility services and progress in a next-generation development project, partially offset by lower revenue from completed or later-stage projects.

Licensing | +1.7% on a JPY basis

The increase was mainly attributable to growth in the LBS segment, driven by higher license fee revenue from multiple OEM end customers, newly launched models for existing customers, and the acquisition of a new customer, partially offset by lower license fees from older OEM vehicle models.

Software-Related Services | +49.5% on a JPY basis

The increase was mainly due to revenue contributions from businesses acquired through business combinations and ad hoc development projects for non-OEM customers, partially offset by the completion of technical support services for an existing customer.

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

14

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

FY2026 Financial Highlights

Revenue Breakdown[1]


4.1%
19.2%
76.7%

FY2024 Audited

USD/JPY rate
$1=¥149.90


3.6%
15.0%
81.4%

FY2025 Audited

USD/JPY rate
$1=¥150.64


5.2%
14.8%
80.0%

FY2026 Audited

USD/JPY rate
$1=¥156.05

Software Development Services	Licensing	Software-related Services
Design and delivery of custom automotive software based on our proprietary IVI platform	Licensing proprietary software modules to Tier 1 suppliers for integration into in-vehicle systems, typically on a per-unit basis	After-sales maintenance and support services, as well as B2C mobile app services unrelated to in-vehicle navigation

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026.
(1) The revenue breakdown presented on this slide is calculated based on revenue amounts denominated in JPY.

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©micware 2026 *There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.*

FY2026 Financial Highlights

Gross Profit

US$ Million

Gross Margin %



30.4%
35.0%
36.8%
35.5
38.3%
49.1
5.1%
51.6
FY2024 Audited
USD/JPY rate
$1=¥149.90
FY2025 Audited
USD/JPY rate
$1=¥150.64
FY2026 Audited
USD/JPY rate
$1=¥156.05

FY 2026 Key Drivers

Gross profit grew +8.9% YoY on a JPY basis

Gross Profit Trend

Gross margin expanded from 35.0% in FY2025 to 36.8% in FY2026, driven by cost of revenue increasing at a lower rate than revenue.

This reflected a more favorable project activity mix, including a higher proportion of value-added upstream processes, such as design and development work, for one related party customer.

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026 *There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.*

FY2026 Financial Highlights

Adjusted Operating Profit[1]

US$ Million

Adj. Operating Margin %



11.5%
10.9%
11.1%
13.5
15.3
15.6
13.3%
2.0%
FY2024 Audited
USD/JPY rate $1=¥149.90
FY2025 Audited
USD/JPY rate $1=¥150.64
FY2026 Audited
USD/JPY rate $1=¥156.05

FY 2026 Key Drivers

AOP grew +5.1% YoY on a JPY basis

Adj. Operating Profit Trend

AOP increased, driven by gross margin expansion and disciplined SG&A control.

Higher R&D investment in DynaPlanet was supported by operating leverage, while an improved cost structure and project mix further supported margins, resulting in steady year-on-year growth in adjusted operating profit.

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.
(1) See the Appendix for a reconciliation of the Company's operating profit, which the Company believes is the most directly comparable U.S. GAAP measure.

17

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

FY2026 Financial Highlights

Net Income Attributable to the Company's Ordinary Shareholders



US$ Million
Net Income Margin %
7.8%
6.3%
7.3%
10.3
17.0%
9.1
8.8
FY2024 Audited
FY2025 Audited
FY2026 Audited
USD/JPY rate $1=¥149.90
USD/JPY rate $1=¥150.64
USD/JPY rate $1=¥156.05

FY 2026 Key Drivers

Net income attributable to the Company's Ordinary Shareholders grew +20.4% YoY on a JPY basis

Net Income Trend

Net income attributable to the Company's ordinary shareholders increased, driven by higher operating profit and improved financial performance.

Margin expansion at the gross and operating levels supported overall profitability.

Improved other income, including gains from acquisitions and FX, supported performance, partially offset by higher R&D investment and tax expenses.

Note: FY2024 refers to the fiscal year ended February 29, 2024; FY2025 refers to the fiscal year ended February 28, 2025; FY2026 refers to the fiscal year ended February 28, 2026.
All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

18

©micware 2026

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Balance Sheet

Selected Balance Sheet Items

In thousands of USD	As of February 28, 2025 USD/JPY rate $1=¥150.64	As of February 28, 2026 USD/JPY rate $1=¥156.05
Cash and Cash Equivalents	50,919	52,930
Total Assets	152,501	156,611
Total Liabilities	107,476	101,420
Total Equity	44,550	52,685

Key Drivers

Summary

Cash and cash equivalents increased, supported by strong operating cash flow generation.

The company maintained a solid liquidity position, providing flexibility for ongoing investments and operations.

Total borrowings decreased, reflecting continued repayment of long-term debt.

At the same time, the company secured additional short-term borrowing capacity to support working capital needs.

Overall, the balance sheet remains well-positioned with improved financial stability and funding flexibility.

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Cash Flows

Cash Flow Highlights

In thousands of USD	For the Fiscal Year ended February 28, 2025 USD/JPY rate $1=¥150.64	For the Fiscal Year ended February 28, 2026 USD/JPY rate $1=¥156.05
Net Cash Provided by Operating Activities	14,801	13,294
Net Cash Used in Investing Activities	(4,203)	(5,092)
Net Cash Provided by (Used in) Financing Activities	12,515	(4,783)
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(4)	357
Cash and Cash Equivalents at the Beginning of the Fiscal Year	27,812	49,154
Cash and Cash Equivalents at the End of the Fiscal Year	**50,919**	**52,930**

Key Drivers

Operating activities

Operating cash flow of **$13.3M** was driven by strong net income and stronger customer cash collections from software development services and licensing revenue.

Investing activities

Investing cash outflow of **$5.1M** was primarily attributable to strategic investments, capital expenditures, and acquisitions to support long-term growth.

Financing activities

Financing cash outflow of **$4.8M** was primarily due to loan repayments.

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Appendix



21

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Non-GAAP Reconciliation: Adjusted Operating Profit

Adjusted income from operations is a financial measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") (collectively referred to as the "non-GAAP financial measures"), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period.

Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

	For the Fiscal Years Ended			
In thousands	**February 29, 2024 JPY**	**February 28, 2025 JPY**	**February 28, 2026 JPY**	**February 28, 2026 US$**
Operating Profit	1,892,397	2,160,301	2,364,008	15,149
Plus: Listing-related and Transformational Expenses[a]	126,165	149,685	62,934	403
Adjusted Operating Profit	**2,018,562**	**2,309,986**	**2,426,942**	**15,552**

All USD figures are based on the USD/JPY rate $1=¥156.05

(a) Represents listing-related and other transformational expenses incurred in connection with our IPO and corporate transformation initiatives for the fiscal years ended February 29, 2024 and February 28, 2025, and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.

Note: All USD equivalents are based on the exchange rates as of the respective balance sheet dates, or if not available, the most recent available rate prior to such dates, as reported by the United States Federal Reserve Board.

22

©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Company Overview

Founded in 2003, Micware is a Japan-based automotive software developer specializing in IVI systems, navigation software and mobility solutions for OEMs.

20+ years
of experience in software development in the automotive industry[1]

Products and Services

- In-vehicle platform software
- Navigation software
- Other mobility software
- B2C services

Global Operations

6 operating entities and **13** branch offices across Japan, with established subsidiaries in the U.S., Thailand, and Germany



Micware North America, Inc.
United States
Micware Europe GmbH
Germany
Kobe Headquarters
Japan
Micware Asia Pacific Co., Ltd.
Thailand

300+
patents[2]

~600
employees[2]

Key Customers

- **Toyota Motor Corporation** holds **>10%** of the equity interests in Micware.
- **Honda Motor Co., Ltd.** holds **>10%** of the equity interests in Micware.
- Other customers include Daihatsu Motor and Denso Corporation.

Note:
(1) As of April 27, 2026.
(2) Approximate employee headcount as of June 11, 2026

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©micware 2026
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Contact

Micware Co., Ltd.

Email: mic_ir@micware.co.jp

Address: 25th Floor Kobe Asahi Building, 59 Naniwa-machi, Chuo-ku Kobe, Hyogo, Japan 650-0035

Website: www.ir-micware.com


micware

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©micware 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.